**Exhibit 10.1**

**RESOLVED**:  that the second sentence of Section 9(b) of the Illinois Tool Works Inc. 1996 Stock Incentive Plan is hereby amended to read as follows:

"Notwithstanding the foregoing, the Restricted Shares granted January 2, 2003 and January 2, 2004, shall not become fully vested upon termination of employment by reason of Retirement, Disability or death, unless the Compensation Committee determines otherwise."